Exhibit 4.5

AMENDMENT NO. 4

TO

AMENDED AND RESTATED RIGHTS AGREEMENT

AMENDMENT NO. 4 to AMENDED AND RESTATED RIGHTS AGREEMENT (this “Amendment”) between Selectica, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A., as rights agent (the “Rights Agent”), is effective this 28th day of December, 2014.

WHEREAS, the Company and the Rights Agent are parties to an Amended and Restated Rights Agreement, dated as of January 2, 2009, as amended (the “Rights Agreement”);

WHEREAS, the Review Committee of the Board of Directors of the Company deems it advisable and in the best interests of the Company and its stockholders to amend certain provisions of the Rights Agreement;

WHEREAS, no Person (as defined in the Rights Agreement) has become an Acquiring Person (as defined in the Rights Agreement) and, accordingly, the Rights (as defined in the Rights Agreement) are currently redeemable; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement as set forth below.

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1.     Amendments. Paragraph (a), clause (i) of Section 7 of the Rights Agreement is amended to read as follows:

“(i) the Close of Business on December 28, 2017 (the “Final Expiration Date”),”

2.     Effect of this Amendment.  It is the intent of the parties that this Amendment constitutes an amendment of the Rights Agreement as contemplated by Section 27 thereof.  This Amendment shall be deemed effective as of the date hereof as if executed by both parties hereto on such date. Except as expressly provided in this Amendment, the terms of the Rights Agreement remain in full force and effect.

3.     Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

4.     Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

5.     Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.     Descriptive Headings. The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

SELECTICA, INC.

By:	/s/ Todd Spartz
Name: Todd Spartz
Title: Chief Financial Officer

Wells Fargo Bank, N.A.

By:	/s/ Chad Fitzgerald
Name: Chad Fitzgerald
Title: Officer